UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Fidelity Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9000 Cameron Parkway
(No. and Street)

Oklahoma City	OK	73114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Taryn Colon	405-608-6063	taryn.colon@americanfidelity.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

100 N. Broadway Ave, Suite 2340	Oklahoma City	OK	73102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Taryn Colon_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __American Fidelity Securities, Inc._____, as of __12/31_____, 2__025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Taryn Colon_____

Title: _____
Principal Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of American Fidelity Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Fidelity Securities Inc. (the "Company") (a wholly-owned subsidiary of American Fidelity Assurance Company) as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The Company engages in various related-party transactions with affiliates under common control as discussed in Note 2 to the financial statements. The accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The accompanying supplemental schedules, Schedule I and Schedule II (collectively "the supplemental schedules"), listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial

statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Oklahoma City, Oklahoma
February 13, 2026

We have served as the Company's auditor since 2020.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	54,727
Accrued fees receivable		29,273
Accrued interest receivable		273
Total assets	$	84,273

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expense payable-parent		23,604
Accrued expense payable-affiliated		5,669
Total liabilities		29,273
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		45,000
Total stockholder's equity		55,000
Total liabilities and stockholder's equity	$	84,273

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Operations

Year ended December 31, 2025

Revenues:		
Fees for variable annuity insurance contracts	$	2,903,421
Interest		2,734
		2,906,155
Expenses:		
Fees to affiliated service providers		2,544,299
Regulatory fees and expenses		361,856
		2,906,155
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2025

		Common stock	Additional paid-in capital	Total stockholder's equity
Balance, December 31, 2024	$	10,000	45,000	55,000
Net income		—	—	—
Balance, December 31, 2025	$	10,000	45,000	55,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2025

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash used in operating activities:		
Decrease in accrued interest receivable		40
Increase in accrued fees receivable		(1,885)
Decrease in accounts payable - general		(534)
Increase in accrued expenses - parent		1,949
Increase in accrued expenses - affiliated		470
Net cash used in operating activities		40
Net Increase in cash		40
Cash, beginning of year		54,687
Cash, end of year	$	54,727

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2025

(1) Organization and Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other variable annuity products for American Fidelity General Agency.

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company is a registered broker-dealer and applies the specialized accounting and reporting guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 940 - Financial Services – Brokers and Dealers.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market and demand deposits.

(d) Revenue Recognition

Revenues from fees for variable annuity insurance contracts consist of underwriting income, which is comprised of sales, distribution, withdrawal and policy maintenance charges, as well as revenue sharing and concessions. Revenues from policy maintenance charges are recognized over time when the performance obligation is satisfied which equated to $659,359 with payments settled monthly. All other revenues, recorded on a trade-date basis, are recognized at a point in time when control of the promised services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services and equated to $2,244,062 with payments settled at the end of each calendar month. Accrued fees receivable is derived from revenue sharing and concessions earned on 2025 business activity. During the year ended December 31, 2025, fees from the Funds and affiliates were $2,648,217 and fees from other non-affiliated entities were $255,204.

(e) Income Taxes

No provision for income taxes was recognized because the Company's revenues equal the expenses incurred, and because the tax basis of its assets and liabilities equal the book basis. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated federal income tax return.

The Company recognizes and measures unrecognized tax positions in accordance with FASB ASC 740 – Income Taxes. The Company has no unrecognized tax positions at December 31, 2025.

As of December 31, 2025, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2020 through 2025 remain open to examination by the U.S. federal government and various states in which the Company is subject to tax. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2)   Related Party Transactions

The Company receives underwriting income from AFA based on the variable annuity insurance contracts issued by AFA to participants in the Funds.

The Company has an Expense Management Service Agreement (Agreement) with its parent, AFA. Under the Agreement, AFA provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses and income taxes. This represents fees to affiliated service providers in the Statement of Operations. Additionally, under the Agreement, AFA agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer. These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable.   In return, the Company will pay to AFA its net revenues on hand to assist with expenses borne by AFA related to the variable annuity business. The operations of the Company may not be indicative of those that would have occurred had the Company operated as a stand-alone entity.

During 2025, the Company received underwriting income of $2,581,215 and incurred expenses of $2,544,299 for services AFA provided under the Agreement. The company received income of $67,002 from an affiliated entity for other variable annuity products. As of December 31, 2025, there was an accrued payable of $23,604 due to AFA and $5,669 due to an affiliate of the Company.

(3)   Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Broker-dealers that transact business only in investment company shares and variable annuities and that do not receive customer moneys or securities must maintain net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company has net capital of $55,000 as of December 31, 2025.

(4)   Segment Disclosures

The Company's Principals Group, comprised of FINOPs and operations principals, acts as the Company's chief operating decision maker (CODM) and is responsible for assessing performance and allocating resources. The CODM has concluded that the Company operates as a single operating segment based on the fact that there is a single business activity and purpose from which it derives revenue and incurs expenses, against which the CODM assesses the performance, and it is the level at which discrete financial information is available. The financial information provided to and reviewed by the CODM is presented within the Statement of Operations. The Company derived 89 percent of its total revenues from AFA in 2025.

AMERICAN FIDELITY SECURITIES, INC.

Notes to Financial Statements

December 31, 2025

(5) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2025.

(6) Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. Management is not aware of any such actions which are probable and estimable of loss as of and for the year ended December 31, 2025. Any legal costs or judgments against the Company that exceed its required minimum capital would be funded by the management agreement between the Company and AFA.

(7) Subsequent Events

There were no material events that occurred subsequent to December 31, 2025. Subsequent events have been considered through February 13, 2026, the date the financial statements were issued.

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities Exchange Act of 1934

December 31, 2025

Computation of net capital:

Total stockholder's equity	$	55,000
Total stockholder's equity qualified for net capital		55,000
Total capital		55,000
Deductions:		
Nonallowable receivables		—
Net capital before haircuts		55,000
Haircuts on securities		—
Net capital		55,000

Computation of net capital requirement:

Minimum dollar net capital requirement (6.67% of total indebtedness or $5,000, whichever is greater)		5,000
Excess net capital	$	50,000

Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum net capital)	$	49,000

Computation of aggregate indebtedness:

Total liabilities (from Statement of Financial Condition)	$	29,273
Percentage of aggregate indebtedness to net capital		53%

There were no differences between the Computation of Net Capital Pursuant to Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2025.

AMERICAN FIDELITY SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of American Fidelity Securities, Inc.

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report, in which (1) American Fidelity Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ Deloitte & Touche LLP

Oklahoma City, Oklahoma
February 13, 2026

American Fidelity Securities, Inc.
a different opinion
Member FINRA

February 13, 2026

AMERICAN FIDELITY SECURITIES, INC. EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year.

American Fidelity Securities, Inc.

I, Taryn Colon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Taryn Colon
Taryn Colon
Treasurer
Principal Financial Officer